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                                                                   Exhibit 99.17

FOR IMMEDIATE RELEASE

                     GROW GROUP ANNOUNCES NEUTRAL POSITION
                           ON SHERWIN-WILLIAMS OFFER

          NEW YORK, NEW YORK -- May 16, 1995 -- Grow Group, Inc. (NYSE: GRO) announced today that, in light of the uncertainties of the current circumstances and given that both The Sherwin-Williams Company ("Sherwin-Williams") and Imperial Chemical Industries, PLC ("ICI") are interested in acquiring Grow, the Board of Directors has determined to express no opinion and remain neutral at this time with respect to Sherwin-Williams' $19.50 per share cash tender offer for all outstanding shares of Grow Common Stock.

         Grow stated that discussions with both ICI and Sherwin-Williams are continuing at this time, and Grow has urged both parties to improve their current offers.

          Grow also said that, at Sherwin-Williams' request, Grow has permitted Sherwin-Williams to conduct a due diligence review of Grow so that it may be in a position to increase its $19.50 per share offer should it choose to do so.

          Today Grow is publicly filing and mailing to Grow's shareholders a Solicitation/Recommendation Statement on Schedule 14D-9 which sets forth, among other things, the reasons for Grow's determination to remain neutral at this time with respect to Sherwin-Williams' tender offer.

          As previously announced, Grow has entered into a definitive merger agreement with ICI pursuant to which ICI has commenced a tender offer to purchase all outstanding shares of Grow's Common Stock for $18.10 per share.
ICI has separately agreed to purchase the Grow shares owned by Corimon, a 25% shareholder, for $17.50 per share. ICI's purchase of the shares owned by Corimon is conditioned upon ICI's prior consummation of its tender offer.